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                                                                       EXHIBIT 1

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                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


TO:           British Columbia Securities Commission
              Alberta Securities Commission
              Saskatchewan Financial Services Commission, Securities Division Ontario Securities Commission
              Commission des valeurs mobilieres du Quebec
              Nova Scotia Securities Commission
              Securities Commission of Newfoundland and Labrador

ITEM 1.   REPORTING ISSUER

          The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.   DATE OF MATERIAL CHANGE

          November 8, 2005

ITEM 3.   NEWS RELEASE

          A news release was issued on November, 2005 through CNW news wire service.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Corporation announced its interim financial results for the three and six month periods ended September 30, 2005. The following is an overview of the third quarter results:

    o Realized a net loss for the third quarter of $19.6 million or $0.38 per share and a net loss for the first nine months of $42.6 million or $0.82 per share. Unit costs to produce palladium increased in the third quarter to US$493 per ounce.
    o The net loss and increased unit costs are primarily due to: a decline in head grade which resulted in lower metal production and recoveries; increased waste to ore strip ratio; increased operating costs including power and diesel fuel costs; and a strengthening Canadian dollar.
    o Revenues for the third quarter of $17.2 million, and for the first nine months of $67.0 million, were negatively impacted by the decline in metal production and the continuing low palladium price. During the quarter revenue on 34,331 ounces, which will be available for physical delivery after September 30, 2005, was recorded at the September 30, 2005 quoted market price of US$194 per ounce.
    o Subsequent to the end of the quarter, the price of palladium has increased to above US$220 per ounce.
    o Implementation of the preventative maintenance program continued and this resulted in improved mill availability and throughput in the third quarter and will increase future mill production and reduce operating costs.
    o Mining of lower grade ore, as scheduled in the 2005 mine plan, has been completed and recoveries are expected to improve with the processing of the higher grade ore to be mined in the fourth quarter.
    o Operating costs in the quarter decreased by $0.5 million compared to the second quarter. Cost cutting initiatives continued in the fourth quarter, including the reduction of 30 employees and 30 contractors, the elimination of excess ore and waste re-handling and a scheduled decrease in the waste to ore strip ratio.

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ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached news release dated November 8, 2005.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          N/A

ITEM 7.   OMITTED INFORMATION

          N/A

ITEM 8.   EXECUTIVE OFFICER

          Mary D. Batoff, Vice President, Legal & Secretary

          Tel.:  416-360-2655

ITEM 9.   DATE OF REPORT

          November 9, 2005.